FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C.  20549


                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                       For the month of September 2004

                          Mexico Mining, S.A. de C.V.
                 (Translation of registrant's name into English)

                          Minera Mexico, S.A. DE C.V.
                       Baja California 200 Col. Roma Sur
                               06760 Mexico, D.F.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X	           Form 40-F ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

                          Regulation S-T Rule 101 (b) (1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

                           Regulation S-T Rule 101(b) (7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commi-ssion pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes  __         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) :













                        UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                            MARCH 31, 2004 AND 2003


The Minera Mexico unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America.



















































             MINERA MEXICO, S. A. DE C. V. AND SUBSIDIARIES

             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

               (US$ in thousands, except per share data)

                                               Nine-months periods
                                               ended September 30,
                                                 (unaudited)

                                                2004         2003
                                                ----         ----
Net sales                                   $  973,118   $   526,947
                                            ----------   -----------
Operating cost and expenses:
Cost of sales (exclusive of items,
 shown separately below)                       460,132       377,914
Administrative                                  30,222        29,208
Depreciation, amortization and depletion        85,808        76,723
                                            ----------   -----------
Total operating costs and expenses             576,162       483,845
                                            ----------   -----------

Operating income                               396,956        43,102

Interest income                                  1,662         1,027
Other - Net                                     39,611         1,773
Interest expense                               (77,912)      (81,833)
                                            ----------   -----------
                                               (36,639)      (79,033)
                                            ----------   -----------
Earnings (loss) before taxes on
 income and minority interest                  360,317       (35,931)

Taxes on income                                 74,970        53,898

Minority interest of investment shares           8,775         2,002
                                            ----------   -----------
Consolidated net earnings income (loss)     $  276,572   $   (91,831)
                                            ==========   ===========
Majority earnings (losses) per share        $     0.36   $     (0.12)
                                            ==========   ===========
Weighted average number of shares
 outstanding (thousands)                       769,604       769,604
                                            ==========   ===========







The accompanying notes are an integral part of these condensed consoli-dated financial statements.





                 MINERA MEXICO, S. A. DE C. V. AND SUBSIDIARIES
                  (Subsidiary of Americas Mining Corporation)

                     CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)


                                                September 30,   December 31,
                                                 (unaudited)     (audited)

ASSETS:                                              2004           2003
                                                     ----           ----
Current assets:
  Cash and cash equivalents                      $    45,805   $    56,138
  Accounts receivable - net                           96,347        87,669
  Inventories - net                                  269,266       231,129
  Other current assets                                47,765        59,475
                                                   ---------     ---------
     Total current assets                            459,183       434,411

Net property                                       1,889,973     1,922,498


Capitalized mine stripping- net			      78,316	    76,283

Leachable material- net				     121,543	   100,014

Goodwill - net                                        17,041        17,041

Other assets - net                                    24,375        14,298
                                                   ---------     ---------
     Total assets                                $ 2,590,431   $ 2,564,545
                                                   =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY

  Current portion of long-term debt              $    87,280   $    55,307
  Accounts payable and other accrued
    Liabilities                                      204,117       160,886
  Due to affiliated companies                         18,916        17,683
  Tax on assets, taxes payable and
    employees' statutory profit sharing               20,665         5,316
  Deferred income taxes and employees'
    statutory profit sharing                          51,766        59,942
                                                   ---------     ---------
     Total current liabilities                       382,744       299,134
                                                   ---------     ---------
Due to affiliates - Grupo Mexico, S.A. de C.V.        49,228        52,468

Long-term debt                                       952,637     1,266,881

Labor liabilities                                     32,714        29,291

Deferred income taxes and employees'
statutory profit sharing                             107,039       134,436
                                                   ---------     ---------
     Total non-current liabilities                 1,141,618     1,483,076
                                                   ---------     ---------

MINORITY INTEREST                                     83,309        74,485
                                                   ---------     ---------
STOCKHOLDERS' EQUITY:
  Common stock                                       431,536       431,536
  Treasury stock                                     (73,240)      (71,578)
  Additional paid-in capital                         104,553       104,553
  Comprehensive income:
    Retained earnings                                534,624       258,052
    Accumulated other comprehensive loss             (14,713)      (14,713)
                                                   ---------     ---------
Total comprehensive income                           519,911       243,339
                                                   ---------     ---------
Total stockholders' equity                           982,760       707,850
                                                   ---------     ---------
Total liabilities, minority interest and
 stockholders' equity                            $ 2,590,431   $ 2,564,545
                                                   =========     =========





































The accompanying notes are an integral part of these condensed consolidated financial statements.



                 MINERA MEXICO, S. A. DE C. V. AND SUBSIDIARIES

            CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                               (US$ in thousands)


                                                      Nine-months periods ended
                                                            September 30,
                                                             (unaudited)

                                                         2004           2003
                                                         ----           ----

OPERATING ACTIVITIES:
Net earning (losses) for the period                  $  276,572    $  (91,831)
Adjustments to reconcile net income
(loss) to cash provided by (used in)
operating activities:
Depreciation, amortization and depletion                 85,808        76,723
Capitalized stripping cost and leachable material       (39,575)      (27,135)
Deferred income tax and employees' profit sharing        39,870        31,775
Other                                                    11,854       (10,302)

Cash (used) provided from operating assets and liabilities:

Accounts receivable                                     (12,515)      (29,653)
Inventories                                             (46,722)       (5,653)
Others accounts receivable                               14,437        13,904
Accounts payable and accrued liabilities                (11,602)     (136,839)
                                                      ---------     ---------
Net cash provided from (used in) operating activities   318,127      (179,011)
                                                      ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                    (40,155)      (12,491)
Net value of retirements and other                       (6,326)        4,111
                                                      ---------     ---------
Resources used in operation of investment               (46,481)       (8,380)
                                                      ---------     ---------
CASH FLOWS FROM FINANCIAL ACTIVITIES:
Cash restricted as collateral accounts                                 22,237
Payments to long-term debt                             (282,271)         (514)
Increase in capital stock                                             110,000
                                                      ---------     ---------
                                                       (282,271)      131,723
                                                      ---------     ---------
Effect of exchange rate changes on cash
and cash equivalents                                        292        (2,392)
Decrease in cash and cash equivalents                   (10,333)      (58,060)
Cash and cash equivalents at beginning of the year       56,138       115,823
Cash and cash equivalents at end of the year         $   45,805    $   57,763
                                                      =========     =========






SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest                                             $  100,385    $   94,374
                                                      =========     =========
Income tax                                           $   23,801    $   18,909
                                                      =========     =========
Supplemental schedule of non cash
  investing and financing activities:
Additional liability for employee benefit
Obligations                                         $     -        $     (302)
                                                      =========     =========












































The accompanying notes are an integral part of these condensed consolidated financial statements.


                 MINERA MEXICO, S. A. DE C. V. AND SUBSIDIARIES
                   (Subsidiary of Americas Mining Corporation)

              NOTES TO CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               (US$ in thousands)


A. The operating companies that comprise Minera Mexico, S. A. de C. V. and sub-sidiaries (collectively, "Company") are in the metallurgical mining industry. They engage in the exploration, mining and processing of metallic and nonmeta-llic minerals as well as the mining of coal and the refinement of copper, zinc, gold and silver. The majority of the Company's sales market is in the United States and Mexico. The Company is a 98.91%-owned indirect subsidiary of Grupo Mexico, S. A. de C. V. ("GMEXICO"), through its holding company Americas Mining Corporation ("AMC"). In the opinion of Minera Mexico, S. A. de C. V. ("MM"), the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position as of September 30, 2004 and the results of operations and cash flows for the nine months ended September 30, 2004 and 2003. Certain reclassifications have been made in the financial statements from amounts previously reported. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year. The accompanying condensed conso-lidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's 2003 annual report on Form 20-F.

B. Inventories were as follows:

                                                  September 30,   December 31,
                                                   (unaudited)      (audited)

                                                       2004           2003
                                                       ----           ----
Metals at lower of average cost or market:
Finished goods                                     $  161,305     $  125,652
Work-in-process                                         2,037          2,186
Supplies at average cost                              105,924        103,291
                                                      -------        -------
Total inventories                                  $  269,266     $  231,129
                                                      =======        =======

C. At September 30, 2004, the Company has recorded provisionally priced sales Of 44.5 million pounds of copper at an average provisional price of $1.40 per pound. Also the Company has recorded provisionally priced sales of 560.5 thousands pounds of molybdenum at an average provisional price of $18.06 per pound. These sales are subject to final pricing based on the average monthly LME or COMEX copper prices and Dealer Oxide molybdenum prices in the month of settlement.

At September 30, 2004 the Company has recorded a $4,250 in revenue resulting from the increase in the price of copper from the date of signing the provi-sionally priced copper sales contracts and the month-end quoted price.

Additionally, the Company has recorded $472 in revenue resulting from the increase in the price of molybdenum from the date of signing the provisionally priced molybdenum sales contracts and the month-end quoted price.

MM sales were $973.1 million in the first nine months of 2004 ($526.9 million in 2003). These substantial increases over the comparable 2003 period were driven mainly by significant increases in cooper and molybdenum sale prices that went from $79.5 cents and $4.98 in average in 2003 to $1.29 and $13.25 in average in 2004, respectively.

D. Ore Reserves:

The Company uses these reserves estimates for planning purposes and managing its operations. The Company believes that the $90 cents copper price assum-ption is consistent with long-term projections based on average historical prices over recent full economic and pricing cycles. Accordingly, for the year 2004 and 2003 the Company used $90 cents copper price for financial statement purposes. MM uses these ore reserves estimates in determining the amount of mine stripping capitalized, units of production amortization of capitalized mine stripping.

E. Comprehensive Income

SFAS No. 130 "Reporting Comprehensive Income" for U.S. GAAP purposes establi-Shes rules for the reporting and display of comprehensive income and its components. For the nine months ended September 30, 2004 and 2003, there were no components of comprehensive income other than net income (loss) of $276,520 and ($91,831) respectively and the effect of the pension plan liability direc-tly charge to equity of $0 and $302 respectively.

F. Income tax, asset tax and employees' statutory profit sharing:

In accordance with Mexican tax law, the Company is subject to asset tax and income tax, which take into consideration the taxable and deductible effects of inflation. Through December 31, 2001, the Mexican income tax rate was 35%, with the obligation to pay 30% currently and the option of deferring the remaining 5% until profits are eventually distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the portion of the income tax payment and reduces the 35% income tax rate by one percentage point each year until it reaches 32% in 2005. The deduction of the employees' statutory profit sharing amount and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated.

Asset tax is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds the income tax payable for the same period. If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded asset tax in the three preceding years and any required payment of asset tax is creditable against the excess of the income tax over asset tax of the following 10 years.

a. Taxable income - The principal items which affect the determination of taxable income of Mexican companies are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

MM and its subsidiaries obtained authorization to file a consolidated income and asset tax return. Thus, the Company prepares a consolidated income tax return, including all of its subsidiaries. Additionally, the Company's subsidiaries file individual income tax returns. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

The Company calculates employees' statutory profit sharing using the guide-lines established in the Income Tax Law. The provision for employees' sta-tutory profit sharing is included in cost of sales.


b. Income tax expense for the nine-months period ended September 30, 2004 and 2003 differs from the Mexican Statutory income tax rate manly due to inflationary tax component, subsidiaries which generated tax losses, non-deductible items and effects of GMM tax loss carry forwards and asset tax.

G. Commitments and Contingencies:

The Company is involved in various legal proceedings derived from its normal operations. The Company does not expect that any of these proceedings will have a material adverse effect on its financial condition or results of operations.

H. Impact of New Accounting Standards:

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 requires additional disclosures re-lating to the description of the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans recognized during interim periods. These dis-closure requirements are effective for the first quarter and all future quarterly and annual reports. The additional disclosures required on a quar-terly basis are not presented, as they did not have a significant effect on the Company's consolidated financial position, results of operations or cash flows.

The Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

The EITF reached a consensus, subject to ratification by the Financial Accou-nting Standards Board ("FASB"), that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a con-sensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Posi-tion ("FSP") in this regard. These issues did not have an impact to the Company's financial statements since it did not change its accounting.

The FASB also issued a FASB Staff Position ("FSP") amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tan-gible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This did not have an impact on the Company's financial statements.

The Emerging Issues Task Force issued a Working Group Report No. 1 on September 21, 2004 titled "Accounting for Stripping Costs Incurred during Production in
the Mining Industry.   The Report applies to mining entities and the accounting
for stripping costs incurred in the production phase of mining operations.
 Consensus on this issue has not been reached.

I.    Subsequent events

(i) On October 21, Southern Peru Copper Corporation ("SPCC") executed a merger agreement with Americas Mining Corporation ("AMC"), a subsidiary of
Grupo Mexico, S. A. de   C. V. ("Grupo Mexico").  Pursuant to the merger
Agreement AMC will sell its 99.15% share ownership interest in its subsidiary Minera Mexico, S. A. de C. V. to SPCC, in return for 67,207,640 shares of SPCC.
SPCC's Board of Directors unanimously approved the merger agreement following a recommendation to do so by a Special Committee of Independent Directors of SPCC.

The acquisition will be effected through a stock-for-stock transaction. According to the terms of the merger agreement between SPCC, AMC, MM, and their respective affiliates, Americas Sales Company, Inc. ("ASC"), a wholly owned subsidiary of AMC will merge with SPCC Merger Sub, Inc., a subsidiary of SPCC, and will survive as a wholly owned subsidiary of SPCC. As part of this transaction, SPCC will pay a special dividend in the aggregate amount of US $100 million prior to the closing of the transaction to SPCC's sharehol-ders.

The transaction is subject to the favorable vote of holders of at least 2/3 of all outstanding shares, among other conditions.

(ii) On October 29, 2004, Minera Mexico borrowed $600 million pursuant to a new syndicated credit facility with a final maturity date in 2009. The pro-ceeds from the new credit facility were used to repay in full the amounts outstanding under a Common Agreement with holders of Minera Mexico's secured export notes and other financial institutions. The new loan will mature in 2009 and has an interest rate of Libor plus an applicable margin. The loan is secured by a pledge of the Company's principal properties and is guaran-teed by its principal subsidiaries.

(iii) On October 23, 2004, Minera Mexico reached an agreement with the Na-tional Union of Mine, Metallurgical and Similar Workers of the Mexican Republic (the "Union") for the purchase of a 4.2% and 1.5% stock stake owned by the Union in two of its subsidiaries, Mexcobre and Mexcananea, respectively. The stock was purchased by delivery of a note in the amount of $51.5 million.
As result, the company increased its interest in both companies to 100%.














                                 SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Regis-trant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



Minera Mexico, S.A. DE C.V.




Date:  November 25, 2004                By:    ___________________________
                                        Name:  Hector Nieto Castilla
                                        Title: Managing Director, Finance